UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 30, 2018, Euroseas Ltd. (the "Company") completed the spin-off of EuroDry Ltd. ("EDRY") and distributed, on a pro rata basis, all of the shares of EDRY common stock to the Company's shareholders of record as of May 23, 2018.

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the unaudited pro forma condensed consolidated financial information of the Company giving effect to the distribution of the EDRY shares and the notes related thereto.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: August 16, 2018	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

EXHIBIT 1

Euroseas Ltd.
Unaudited Pro Forma Condensed Consolidated Financial Information

Spin-off

Following the close of trading on the Nasdaq Capital Market on May 30, 2018, Euroseas Ltd. ("Euroseas") completed the spin-off ("Spin-off") of its drybulk fleet to EuroDry Ltd. ("EuroDry"). Euroseas shareholders received one EuroDry common share for every five Euroseas common shares they owned as of May 23, 2018. Shares of EuroDry commenced trading on May 31, 2018 on the Nasdaq Capital Market under the symbol "EDRY." EuroDry operates in the dry cargo, drybulk shipping markets, owning and operating drybulk vessels previously owned and operated by Euroseas, and is now a separate publicly traded company. Euroseas continues to operate in the container shipping market and remains a publicly traded company.

Unaudited Pro Forma Information

The following pro forma condensed consolidated financial information is based on the historical financial statements of Euroseas, including certain pro forma adjustments, and has been prepared to illustrate the pro forma effect of Euroseas' spin-off of its drybulk fleet to EuroDry.

The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2015, 2016 and 2017 assume that the spin-off occurred as of January 1, 2015. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2017 is presented as if the spin-off had occurred as of December 31, 2017.

The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not purport to represent what the results of operations or financial position of Euroseas would actually have been had the spin-off occurred on the dates noted above, or to project the results of operations or financial position of Euroseas for any future periods. The pro forma adjustments are based on available information and certain assumptions that management believes are reasonable. Unless otherwise indicated, the pro forma adjustments are directly attributable to the spin-off and are expected to have a continuing impact on the results of operations of Euroseas. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma condensed consolidation financial information have been made.

The accompanying unaudited pro forma condensed consolidated financial information should be read in conjunction with the notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Euroseas' consolidated financial statements and notes thereto included in Euroseas' Annual Report on Form 20-F/A for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission on May 1, 2018.

Euroseas Ltd.
Unaudited Pro Forma Condensed Consolidated Statements of Operations
(All amounts expressed in U.S. Dollars – except number of shares)

		Twelve Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	Notes	2015 Historical	2015 Discontinued Operations	2015 Continuing Operations	2015 Pro Forma Adjustments	2015 Pro Forma
Revenues
Voyage revenue		39,656,670	4,146,699	35,509,971	-	35,509,971
Related party revenue		240,000	-	240,000	-	240,000
Commissions		(2,216,836)	(251,370)	(1,965,466)	-	(1,965,466)
Net revenues		37,679,834	3,895,329	33,784,505	-	33,784,505

Operating expenses
Voyage expenses		2,312,513	460,031	1,852,482	-	1,852,482
Vessel operating expenses		25,204,593	3,370,919	21,833,674	-	21,833,674
Drydocking expenses		1,912,407	580,028	1,332,379	-	1,332,379
Vessel depreciation		10,995,023	2,886,792	8,108,231	-	8,108,231
Related party management fees		4,151,335	562,168	3,589,167	-	3,589,167
Net gain on sale of vessels		(461,586)	-	(461,586)	-	(461,586)
Loss on write-down of vessel held for sale		1,641,885	-	1,641,885	-	1,641,885
Other general and administrative expenses		3,327,061	480,958	2,846,103	-	2,846,103
Total operating expenses		49,083,231	8,340,896	40,742,335	-	40,742,335

Operating loss		(11,403,397)	(4,445,567)	(6,957,830)	-	(6,957,830)

Other income/(expenses)
Interest and other financing costs		(1,486,534)	(784,994)	(701,540)	-	(701,540)
Loss on derivatives, net		(261,674)	-	(261,674)	-	(261,674)
Other investment income		1,212,938	-	1,212,938	-	1,212,938
Foreign exchange gain		22,421	-	22,421	-	22,421
Interest income		26,656	-	26,656	-	26,656
Other expenses, net		(486,193)	(784,994)	298,801	-	298,801
Equity loss in joint venture		(2,158,393)	-	(2,158,393)	-	(2,158,393)
Net loss		(14,047,983)	(5,230,561)	(8,817,422)	-	(8,817,422)
Dividends to Series B preferred shares	1	(1,639,149)	-	(1,639,149)	819,575	(819,574)
Net loss attributable to common shareholders		(15,687,132)	(5,230,561)	(10,456,571)	819,575	(9,636,996)
Loss per share attributable to common shareholders - basic and diluted		(2.45)		(1.63)		(1.50)
Weighted average number of shares outstanding during the year, basic and diluted		6,410,794		6,410,794		6,410,794

See accompanying notes to unaudited pro forma condensed consolidated financial information

Euroseas Ltd.
Unaudited Pro Forma Condensed Consolidated Statements of Operations
(All amounts expressed in U.S. Dollars – except number of shares)

		Twelve Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	Notes	2016 Historical	2016 Discontinued Operations	2016 Continuing Operations	2016 Pro Forma Adjustments	2016 Pro Forma
Revenues
Voyage revenue		29,789,036	8,331,821	21,457,215	-	21,457,215
Related party revenue		240,000	-	240,000	-	240,000
Commissions		(1,604,747)	(452,868)	(1,151,879)	-	(1,151,879)
Net revenues		28,424,289	7,878,953	20,545,336	-	20,545,336

Operating expenses
Voyage expenses		1,291,712	82,627	1,209,085	-	1,209,085
Vessel operating expenses		18,161,862	4,308,418	13,853,444	-	13,853,444
Drydocking expenses		2,204,784	-	2,204,784	-	2,204,784
Vessel depreciation		8,788,121	3,828,634	4,959,487	-	4,959,487
Related party management fees		3,179,596	780,135	2,399,461	-	2,399,461
Net gain on sale of vessels		(10,597)	-	(10,597)	-	(10,597)
Loss on termination and impairment of shipbuilding contracts		7,050,179	7,050,179	-	-	-
Loss on write-down of vessel held for sale		5,924,668	-	5,924,668	-	5,924,668
Other general and administrative expenses		3,472,422	798,828	2,673,594	-	2,673,594
Total operating expenses		50,062,747	16,848,821	33,213,926	-	33,213,926

Operating loss		(21,638,458)	(8,969,868)	(12,668,590)	-	(12,668,590)

Other income/(expenses)
Interest and other financing costs		(2,531,999)	(1,161,169)	(1,370,830)	-	(1,370,830)
Loss on derivatives, net		(119,154)	-	(119,154)	-	(119,154)
Other investment income		1,024,714	-	1,024,714	-	1,024,714
Impairment of other investment		(4,421,452)	-	(4,421,452)	-	(4,421,452)
Foreign exchange loss		(41,402)	(10,369)	(31,033)	-	(31,033)
Interest income		22,330	53	22,277	-	22,277
Other expenses, net		(6,066,963)	(1,171,485)	(4,895,478)	-	(4,895,478)
Equity loss in joint venture		(2,444,626)	-	(2,444,626)	-	(2,444,626)
Impairment in joint venture		(14,071,075)	-	(14,071,075)	-	(14,071,075)
Net loss		(44,221,122)	10,141,353	(34,079,769)	-	(34,079,769)
Dividends to Series B preferred shares	1	(1,725,699)	-	(1,725,699)	862,850	(862,849)
Net loss attributable to common shareholders		(45,946,821)	(10,141,353)	(35,805,468)	862,850	(34,942,618)
Loss per share attributable to common shareholders - basic and diluted		(5.63)		(4.38)		(4.28)
Weighted average number of shares outstanding during the year, basic and diluted		8,165,703		8,165,703		8,165,703

See accompanying notes to unaudited pro forma condensed consolidated financial information

Euroseas Ltd.
Unaudited Pro Forma Condensed Consolidated Statements of Operations
(All amounts expressed in U.S. Dollars – except number of shares)

		Twelve Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	Notes	2017 Historical	2017 Discontinued Operations	2017 Continuing Operations	2017 Pro Forma Adjustments	2017 Pro Forma
Revenues
Voyage revenue		45,117,582	20,280,215	24,837,367	-	24,837,367
Related party revenue		240,000	-	240,000	-	240,000
Commissions		(2,440,444)	(1,122,196)	(1,318,248)	-	(1,318,248)
Net revenues		42,917,138	19,158,019	23,759,119	-	23,759,119

Operating expenses
Voyage expenses		3,960,807	2,396,318	1,564,489	-	1,564,489
Vessel operating expenses		21,911,730	6,892,388	15,019,342	-	15,019,342
Other operating income		(499,103)	-	(499,103)	-	(499,103)
Drydocking expenses		698,800	127,509	571,291	-	571,291
Vessel depreciation		8,372,237	4,786,272	3,585,965	-	3,585,965
Related party management fees		4,042,353	1,409,716	2,632,637	-	2,632,637
Net gain on sale of vessels		(803,811)	-	(803,811)	-	(803,811)
Loss on write-down of vessels held for sale		4,595,819	-	4,595,819	-	4,595,819
Other general and administrative expenses		3,419,363	917,160	2,502,203	-	2,502,203
Total operating expenses		45,698,195	16,529,363	29,168,832	-	29,168,832

Operating loss		(2,781,057)	2,628,656	(5,409,713)	-	(5,409,713)

Other income/(expenses)
Interest and other financing costs		(3,372,269)	(1,817,574)	(1,554,695)	-	(1,554,695)
Gain on derivatives, net		61,556	49,167	12,389	-	12,389
Foreign exchange loss		(40,762)	(10,548)	(30,214)	-	(30,214)
Interest income		37,972	-	37,972	-	37,972
Other expenses, net		(3,313,503)	(1,778,955)	(1,534,548)	-	(1,534,548)
Net loss		(6,094,560)	849,701	(6,944,261)	-	(6,944,261)
Dividends to Series B preferred shares	1	(1,808,811)	-	(1,808,811)	(904,406)	(904,405)
Net loss attributable to common shareholders		(7,903,371)	849,701	(8,753,072)	(904,406)	(7,848,666)
Loss per share attributable to common shareholders - basic and diluted		(0.71)		(0.79)		(0.71)
Weighted average number of shares outstanding during the year, basic and diluted		11,067,524		11,067,524		11,067,524
See accompanying notes to unaudited pro forma condensed consolidated financial information

Euroseas Ltd.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
(All amounts expressed in U,S, Dollars – except number of shares)

	Notes	Historical	Discontinued Operations	Reclasses	Continuing Operations	Pro Forma Adjustments	Pro Forma
Assets
Current Assets:
Cash and cash equivalents		4,115,985	1,257,058	-	2,858,927	-	2,858,927
Restricted cash		1,998,452	894,499	-	1,103,953	-	1,103,953
Trade accounts receivable, net		1,479,282	593,787	-	885,495	-	885,495
Other receivables		1,609,099	644,062	-	965,037	-	965,037
Due from related companies			3,706,259	3,706,259	-	-	-
Inventories		1,645,209	452,191	-	1,193,018	-	1,193,018
Prepaid expenses		319,559	72,520	-	247,039	-	247,039
Vessel held for sale		4,914,782	-	-	4,914,782	-	4,914,782
Total current assets		16,082,368	7,620,376	3,706,259	12,168,251	-	12,168,251

Long-term assets:
Vessels, net		134,111,715	81,979,636	-	52,132,079	-	52,132,079
Advances for vessel under construction		5,051,211	5,051,211	-	-	-	-
Restricted cash		7,084,267	2,750,000	-	4,334,267	-	4,334,267
Due from spun-off subsidiary		-	-	24,585,518	24,585,518	(24,585,518)	-
Derivatives		-	51,453	51,453	-	-	-
Total assets		162,329,561	97,452,676	28,343,230	93,220,115	(24,585,518)	68,634,597

Liabilities, Mezzanine equity and shareholders' equity
Current liabilities:
Long-term bank loans, current portion		12,170,528	7,967,267	-	4,203,261	-	4,203,261
Trade accounts payable		1,869,441	346,968	-	1,522,473	-	1,522,473
Accrued expenses		2,154,137	1,037,027	-	1,117,110	-	1,117,110
Deferred revenues		879,916	289,738	-	590,178	-	590,178
Derivatives		177,998	-	-	177,998	-	177,998
Due to related companies	2	1,280,577	-	3,706,259	4,986,836	(1,288,533)	3,698,303
Total current liabilities		18,532,597	9,641,000	3,706,259	12,597,856	(1,288,533)	11,309,323

Long-term liabilities:
Long-term bank loans, net of current portion		60,175,276	30,364,035	-	29,811,241	-	29,811,241
Derivatives		16,631	-	51,453	68,084	-	68,084
Vessel profit participation liability		1,297,100	-	-	1,297,100	-	1,297,100
Due to Parent Company	2	-	24,585,518	24,585,518	-	-	-
Total long-term liabilities		61,489,007	54,949,553	24,636,971	31,176,425	-	31,176,425
Total liabilities		80,021,604	64,590,553	28,343,230	43,774,281	(1,288,533)	42,485,748
Commitments and contingencies
Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 37,314, 0 and 18,657 issued and outstanding, respectively)	1	35,613,759	-	-	35,613,759	(17,806,879)	17,806,880

Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 11,274,126 issued and outstanding)		338,230	-	-	338,230	-	338,230
Additional paid-in capital	2	284,236,597	42,518,895	-	241,717,702	(5,490,106)	236,227,596
Accumulated deficit		(237,880,629)	(9,656,772)	-	(228,223,857)	-	(228,223,857)
Total shareholders' equity		46,694,198	32,862,123	-	13,832,075	(5,490,106)	8,341,969
Total liabilities, mezzanine equity and shareholders' equity		162,329,561	97,452,676	28,343,230	93,220,115	(24,585,518)	68,634,597

See accompanying notes to unaudited pro forma condensed consolidated financial information

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Note 1 – Presentation of dividends to Preferred Shares

On the date of the Spin-off, fifty percent of the Company's Series B Preferred Shares were redeemed through issuing preferred shares of EuroDry. The Company paid dividends in kind (by issuing additional Series B preferred shares) to all of its Series B Preferred shares until the date of the Spin-off and to the remaining Series B Preferred after the redemption since the date of the Spin-off. As a result, fifty percent of the "Dividends to Series B preferred shares" were attributed to discontinued operations in the unaudited pro forma condensed consolidated statements of operations in all periods presented and fifty percent of the Series B preferred shares balance was attributed to discontinued operations in the unaudited pro forma condensed consolidated balance sheet.

Note 2 -  Amounts due to Parent Company /  due from spun-off subsidiary

Amount of $24,585,518 shown as "Due from spun-off subsidiary" in the "Continuing Operations" is presented in the "Pro Forma" balance sheet in accordance with its final classification of $17,806,879 as reduction in the Series B Preferred shares balance as a result of the redemption of fifty percent of the outstanding Series B Preferred shares on the Spin-off date through issuing preferred shares of EuroDry on the date of the Spin-off (refer to Note 1 above), reduction of $5,490,106 to the additional paid-in capital for contributions for the vessels spun-off paid in prior years (recognized as an increase to the Additional paid-in capital of EuroDry on the date of the Spin-off) and reduction to the "Due to related companies" liability of $1,288,533.